UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CORONADO BIOSCIENCES INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

21976U109

(CUSIP Number)

Michael S. Weiss 24 New England Executive Park, Suite 105 Burlington, Massachusetts 01803 (781) 652-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21976U109 Page 2 of 6

1.		Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

Michael S. Weiss

2.		Check the Appropriate Box if a Member of a Group (a) Not Applicable (b)

3.		SEC Use Only

4.		Source of Funds (See Instructions)

OO

5.		Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.		Citizenship or Place of Organization

United States

	7.	Sole Voting Power

Number of Shares Beneficially Owned By Each Reporting Person with		5,938,038

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

5,938,038

	10.	Shared Dispositive Power
0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person

5,938,038

12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.		Percent of Class Represented by Amount in Row (11)

15.0%

14.		Type of Reporting Person

IN

CUSIP No. 21976U109 Page 3 of 6

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Coronado Biosciences, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 24 New England Executive Park, Suite 105, Burlington, Massachusetts 01803.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of the following person pursuant to Rule 13d-1 of Regulation D-G under the Act: Michael S. Weiss (the “Reporting Person”).

(b) The Reporting Person’s business address is 787 7th Avenue, 48th Floor, New York, NY 10019.

(c) The principal occupation of the Reporting Person is that of Executive Vice Chairman, Strategic Development of the Issuer. The Reporting Person also serves as a member of the Issuer’s Board of Directors.

(d) – (e) During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer’s securities held by the Reporting Person were acquired in connection with the Reporting Person’s appointment as the Issuer’s Executive Vice Chairman, Strategic Development, pursuant to the terms of that certain Restricted Stock Issuance Agreement, dated February 20, 2014, by and between the Issuer and the Reporting Person (the “Restricted Stock Agreement”).

On February 20, 2014, in connection with the Reporting Person’s becoming the Executive Vice Chairman, Strategic Development of the Issuer, the Issuer and the Reporting Person entered into the Restricted Stock Agreement, pursuant to which the Issuer agreed to issue to the Reporting Person 3,958,692 shares of the Issuer’s Common Stock, subject to specified rights of repurchase in favor of the Issuer should the Reporting Person’s employment with the Issuer end, at a per share price of $2.76. The transaction was effected electronically via the exchange of signatures and documents. Several stockholders of the Issuer, including the Reporting Person, also entered into a Shareholders Agreement on February 20, 2014 (the “Shareholders Agreement”), pursuant to which each such stockholder agreed to vote his shares in favor of electing the individuals proposed for election by the Issuer’s Nominating and Corporate Governance Committee, provided that Mr. Lindsay Rosenwald and the Reporting Person must be on such proposed slate for the provision to be enforced. The parties to the Shareholders Agreement further agreed not to publicly or otherwise advocate for, or encourage in any way, the election of any individual to the Issuer’s board of directors who is not proposed by the Issuer’s Nominating and Corporate Governance Committee.

CUSIP No. 21976U109 Page 4 of 6

Item 4.	Purpose of Transaction.

The acquisition of the Issuer’s shares by the Reporting Person was in connection with the Reporting Person’s employment as the Issuer’s Executive Vice Chairman, Strategic Development.

The acquisition of Issuer’s shares by the Reporting Person was for investment purposes and, other than as described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of Issuer’s subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer’s business or corporate structure; (vii) changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

Set forth below is the aggregate number of shares of Common Stock held by the Reporting Person. The Reporting Person is the beneficial owner of an aggregate of 5,938,038 shares of Common Stock, which represents approximately 15.0% of the Issuer’s outstanding Common Stock based upon 39,652,950 shares of Common Stock outstanding as of December 31, 2013, as provided by the Issuer. The Reporting Person’s beneficial ownership consists of 3,958,692 shares of Common Stock issued pursuant to the Restricted Stock Agreement and 1,979,346 shares of Common Stock issued more than 60 days prior to February 20, 2014. The Reporting Person also owns an option to purchase 50,000 shares of Common Stock, which option is not vested and is not exercisable within 60 days of the date hereof. Reference is made to the discussion in Item 4. Each of the transactions described in this Item 5(a) were reported on Forms 4 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

(b)

The Reporting Person has sole voting and dispositive power of 5,938,038 shares.

(c)

Reference is made to the discussion in Items 4 and 5(a) above.

CUSIP No. 21976U109 Page 5 of 6

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the discussion regarding the Shareholders Agreement in Item 3 above.

Item 7.	Materials to be Filed as Exhibits.

Shareholders’ Agreement, dated February 20, 2014, by and among Drs. Harvey, Rosenwald and Rowinsky, and Messrs. Barrett, Lobell and Weiss (filed as Exhibit 10.56 to the Issuer’s Current Report on Form 8-K/A filed on February 26, 2014, and incorporated herein by reference).

CUSIP No. 21976U109 Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2014

/s/ Michael S. Weiss
Michael S. Weiss